Exhibit (d)(3)

Hittite Microwave Corporation 2 Elizabeth Drive Chelmsford, Massachusetts 01824

June 9, 2014

Rick D. Hess

65 Village Road

Westford, MA 01886

Dear Rick,

Reference is made to the employment agreement dated March 13, 2013 between Hittite Microwave Corporation (“Hittite”) and you, as amended on August 8, 2013 and April 14, 2014 (the “Employment Agreement”), and to the Retention Award described therein.

This is to confirm our agreement that, contingent upon and effective as of Acceptance Time as defined in that certain Agreement and Plan of Merger dated June 9, 2014 between Hittite, Analog Devices, Inc. and the Purchaser named therein (the “Merger Agreement”):

(a) the Employment Agreement shall be amended by deletion of Section 19, “Limitation on Payments;” and

(b) the Retention Award shall be amended such that, anything else to the contrary in section 3 thereof notwithstanding, the portion of the Retention Award that would be paid at TSR (as defined in the Retention Award) above the 50th percentile of the Comparison Group (as defined in the Retention Award) is terminated and the remainder of the Retention Award shall vest in an initial installment of 6,299 shares and three successive installments of 6,298 shares, the initial installment to vest immediately before the Acceptance Time, and the three successive installments to vest on the second, third and fourth anniversaries of the date of grant, respectively, provided that, except as otherwise provided in the Employment Agreement, the Grantee is employed by the Company on each such date;

(c) the unvested portion of the Retention Award, as amended hereby, will, at the Effective Time, be canceled and treated as a Time-Based Canceled Award as provided in Section 7.10(b) of the Merger Agreement.

Except as expressly amended hereby, the Employment Agreement and the Retention Award shall each remain in force and be given effect in accordance with its terms.

Please confirm that this letter correctly sets forth our agreement by signing where indicated below and returning an executed copy of this offer to me at your earliest convenience.

Sincerely,

/s/ Franklin Weigold
Franklin Weigold
Chairman of the Board

Acknowledged and agreed:

/s/ Rick D. Hess	June 9, 2014
Rick D. Hess	Date

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